Gillian A. Hobson ghobson@velaw.com

Tel +1.713.758.3747 Fax +1.713.615.5794

June 2, 2014

VIA EDGAR TRANSMISSION

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Group 1 Automotive, Inc.

Schedule TO

Filed May 7, 2014

File No. 005-51911

Dear Mr. Duchovny:

On behalf of Group 1 Automotive, Inc. (the “Company”), we hereby submit the response of the Company to the comments set forth in the comment letter (the “Comment Letter”) of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 16, 2014 relating to the above-referenced Schedule TO (the “Schedule TO”). We have revised the Schedule TO in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Schedule TO (the “Amendment”), which reflects these revisions and general updates. In connection with this letter and the filing of the Amendment, we are sending to the Staff, by overnight courier, four courtesy copies of the Amendment, along with four marked copies of the Amendment to show changes from the Schedule TO, as originally filed.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have included the text of the Staff’s comments in bold, italicized text below.

Schedule TO

1.	Please revise your disclosure responsive to Item 3 to include this disclosure in the offer document as delivered to security holders.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission

June 2, 2014

RESPONSE: In response to the Staff’s comment, we have included as Exhibit (a)(1)(v) to the Amendment, Supplement No. 1 to Offer to Purchase, dated June 2, 2014 (the “OTP Supplement”) to include the disclosure responsive to Item 3 of Schedule TO.

2. We note under Item 10 that you incorporate by reference certain financial statements; you did not include, however, the summary financial information described in instruction 6 to Item 10 of Schedule TO. Given your inclusion of a financing condition, it does not appear that you may rely in the safe harbor in instruction 2 to Item 10 of Schedule TO. Please advise or revise.

RESPONSE: On May 16, 2014, the Company announced that it had priced an offering of $350 million of 5.00% senior unsecured notes due 2022 at a price of 100% of face value (the “Notes Offering”). The Notes Offering has closed on June 2, 2014. The Amendment discloses the completion of the Notes Offering and, therefore, the satisfaction of the financing condition.

As a result, the Company respectfully submits that that pursuant to Instruction 2 to Item 10 of Schedule TO, the summary financial information is not considered material because (a) the consideration offered in the Offer consists solely of cash, (b) the Offer is no longer subject to a financing condition, and (c) the Company is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR. Therefore, the Company respectfully submits that Items 1010(c)(1) through (6) of Regulation M-A and Item 1010(a)(3) of Regulation M-A are inapplicable. Item 10 of Schedule TO requires that financial information required by Item 1010(a) and (b) of Regulation M-A be furnished “if material.” Instruction 2 of Item 10 of Schedule TO provides that financial statements are not considered material when:

(a) The consideration offered consists solely of cash;

(b) The offer is not subject to any financing condition; and either:

(c) The offeror is a public reporting company under Section 13(d) or 15(d) of the Exchange Act that files reports electronically on EDGAR, or

(d) The offer is for all outstanding securities of the subject class.

The Company does not believe this information would be material to investors in connection with the Offer.

By the terms of Item 1010(c) of Regulation M-A and Instruction 6 of Item 10 of Schedule TO, the Company is only required to comply with 1010(c) if compliance with Item 1010(a) and (b) is required. The Commission has, in Regulation M-A telephone interpretation I.H.7 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, affirmed that “when financial information is considered material, the disclosure materials disseminated to security holders must contain at least summarized financial

Securities and Exchange Commission

June 2, 2014

information,” and by implication when not material the disclosure materials need not contain such information. For the reasons provided above, the Company believes that its financial statements are not material, and accordingly, the Company is also not required to provide the information required by Item 1010(c) of Regulation M-A.

Offer to Purchase

Conditions of the Offer, page 21

3.	We note that your Financing Condition is defined as “the Company having issued” notes. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred (in this case, your determination to issue notes) may render the offer illusory. Please revise.

RESPONSE: As noted above, we respectfully advise the Staff that we have provided in the Amendment that the disclosure in the Offer to Purchase has been revised in the OTP Supplement to disclose the fact that the financing condition has been satisfied.

4.	We note your inclusion of the Financing Condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(c)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

RESPONSE: As noted above, we respectfully advise the Staff that we have provided in the Amendment that the disclosure in the Offer to Purchase has been revised in the OTP Supplement to disclose the fact that the financing condition has been satisfied. The Company acknowledges that the satisfaction of the financing condition referenced in the Staff’s comment is a material change and confirms that the Company will disseminate the disclosure of such change in a manner reasonably calculated to inform security holders. The Company confirms that it will keep the offer open for at least five business days following disclosure of such change.

Securities and Exchange Commission

June 2, 2014

5.	Refer to the first full condition on page 22. Revise your offer document to describe generally the “adverse tax consequences” to which you refer.

RESPONSE: In response to the Staff’s comment, we have provided in the Amendment that the disclosure in Offer to Purchase has been revised in the OTP Supplement to delete from the third paragraph under the section captioned “The Offer—Conditions of the Offer” the following bullet:

• “in our reasonable judgment, as determined prior to the expiration of the Offer, the purchase of Notes will result in any adverse tax consequences to us; or”

6.	With a view toward revised disclosure, explain the meaning of “not mandatory” in the fourth and fifth sub-bullet point to the second bullet point on page 22. Tell us how these conditions are not subject to your determination such that they render the offer illusory.

RESPONSE: In response to the Staff’s comment, we have provided in the Amendment that the Offer to Purchase has been revised to remove the references in the OTP Supplement to “whether or not mandatory” from the fourth and fifth sub-bullet points to the second bullet.

7.	You refer in several of the conditions on page 22 to your “condition (financial or otherwise)”. Please revise to explain what condition other than financial you are referring to.

RESPONSE: In response to the Staff’s comment, we have provided in the Amendment that the disclosure has been revised in the OTP Supplement to clarify that the reference to the Company’s “condition” is intended to relate solely to its “financial” condition.

8.	We note the language in the penultimate paragraph in this section that your failure “at any time to exercise any of the foregoing rights ... will not constitute a waiver of such right.” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

RESPONSE: We hereby confirm, on behalf of the Company, that the Company understands that when a condition is triggered by events that occur during the offer period and before the expiration of the Offer, the Company must inform holders of the Notes of how the

Securities and Exchange Commission

June 2, 2014

Company intends to proceed promptly, rather than waiting until the end of the Offer period, unless satisfaction of the condition or the impact of the failure to satisfy the condition cannot reasonably be determined until a later date or expiration of the Offer.

9.	With respect to the same disclosure referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

RESPONSE: We hereby confirm, on behalf of the Company, that the Company understands that if a condition were triggered in a manner that is publicly known or otherwise brought to the attention of the Company and the Company decided to proceed with the Offer (i) this could, depending on the circumstances, be a waiver of such condition and (ii) depending on the materiality of the waived condition and the number of days remaining in the Offer, the Company might be required to extend the Offer and recirculate new disclosure to holders of the Notes.

Security Ownership, page 25

10.	Please tell us why you need to qualify your disclosure in this section “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

RESPONSE: In response to the Staff’s comment, we have provided in the Amendment that the disclosure has been revised in the OTP Supplement to delete the qualifier.

Future Purchases, page 28

11.	Please tell us what exceptions are available in connection with purchases of the subject securities under Rule 13e-4(f)(6). Alternatively, revise your disclosure.

RESPONSE: In response to the Staff’s comment, we have provided in the Amendment that the disclosure has been revised in the OTP Supplement to delete any reference to exceptions to Rule 13e-4 and has been clarified to provide that any future purchase of Notes by the Company would be subject to compliance with the provisions of Rule 13e-4(f)(6).

Securities and Exchange Commission

June 2, 2014

The Staff’s attention to this filing is greatly appreciated. If you have any questions, please do not hesitate to call me at (713) 758-3747.

Very truly yours,

/s/ Gillian A. Hobson

Securities and Exchange Commission

June 2, 2014

Acknowledgement of Group 1 Automotive, Inc.

In connection with its response to the Staff’s comments, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Group 1 Automotive, Inc.

By:	/s/ Darryl M. Burman
Name: Darryl M. Burman
Title: Vice President and General Counsel